05011869

BENFIELD

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Mail Stop 0302
450 Fifth Street, NW
Washington DC 20549

October 6, 2005

Re: Benfield Group Limited (File No. 82-34726)
Ongoing Disclosure Pursuant to Rule 12g3-2(b) under the
US. Securities Exchange of 1934

SUPPL

Ladies and Gentlemen:

On behalf of Benfield Group Limited (the "Company") and pursuant to the requirements of Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), I hereby furnish this letter, with exhibits hereto, to the Securities and Exchange Commission (the "SEC").

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, enclosed are copies of each of the documents listed below, which constitute information that the Company, since May 27, 2004 (i) made or became required to make public pursuant to the laws of Bermuda; (ii) filed or became required to file with the UKLA or the LSE (and which was or will be made public thereby); or (iii) distributed or became required to distribute to its security holders:

1. Share Allotment Minute dated 4 July 2005
2. Share Allotment Minute dated 5 July 2005
3. Share Allotment Minute dated 6 July 2005
4. Announcement re Director Change
5. Announcement re Notification of Major Interest in shares
6. Announcement re Block Listing Six Monthly Return
7. Announcement re Rod Fox Update
8. Announcement re Notification of Major Interest in shares
9. Announcement re Notification of Major Interest in shares
10. Announcement re Interim Results
11. Share Allotment Minute dated 8 September 2005
12. Share Allotment Minute dated 8 September 2005
13. Share Allotment Minute dated 9 September 2005

dlo 10/19

↗ 55 Bishopsgate, London EC2N 3BD ↗ T +44 (0)20 7578 7000 ↗ F +44 (0)20 7578 7001 ↗ www.benfieldgroup.com

14. Share Allotment Minute dated 9 September 2005

15. Share Allotment Minute dated 12 September 2005

16. Share Allotment Minute dated 14 September 2005

17. Share Allotment Minute dated 14 September 2005

18. Share Allotment Minute dated 16 September 2005

19. Share Allotment Minute dated 16 September 2005

20. Share Allotment Minute dated 16 September 2005

21. Share Allotment Minute dated 16 September 2005

22. Share Allotment Minute dated 19 September 2005

23. Share Allotment Minute dated 19 September 2005

24. Share Allotment Minute dated 19 September 2005

25. Announcement re Purchase of Own Securities

26. Announcement re Notification of Interests of Directors and connected persons.

27. Announcement re Result of Placing

28. Share Allotment Minute dated 30 September 2005

29. Share Allotment Minute dated 30 September 2005

If you should have any questions or comments, please call the undersigned at +44 (0)20 7522 4040

Very truly yours,

Jenny Hermon
Company Secretariat

Enclosures

55 Bishopsgate, London EC2N 3BD T +44 (0)20 7578 7000 F +44 (0)20 7578 7001 www.benfieldgroup.com

Benfield Group Limited

Minutes of a Board meeting
held on Monday 4 July 2005
at 55 Bishopsgate London EC2N 3BD

Present:	D J Coldman D G Christian	
In attendance:	M R Cain	(as Secretary)

1. Share Allotment – 2002 Incentive Plan

It was reported that, under the 2002 Incentive Plan, a total of 25,000 options are being exercised in accordance with the rules of the Plan. As at 4 July 2005 these options are to be allotted to the individuals detailed below as Common Shares of £0.01 each:-

Resolved:

Katsuya Tanimizu – 25,000 shares

The Secretary is to instruct the Registrars to issue the relevant share certificate(s).

There being no further business the meeting was closed.

....
Chairman/Director

CONFIDENTIAL

Benfield Group Limited

Extract of the Minutes of a Board meeting held on Tuesday 5 July 2005 at 55 Bishopsgate London EC2N 3BD

Present:	D J Coldman	(Chairman)
	D Christian	
In attendance:	M R Cain	(as Secretary)

1. **Share Allotment**

It was reported that, under the 2003 Performance Incentive Plan, a total of 3,334 options are being exercised in accordance with the Rules of the Plan. As at 5 July 2005 these option's are to be allotted to the individual(s) detailed below as Common Shares of £0.01 Each:-

Philip Shepherd – 3,334 shares

Resolved:

That the shares be allotted to the individuals concerned.

The Secretary is to instruct the Registrars to issue the relevant share certificates.

....

Director

Benfield Group Limited

Extract of the Minutes of a Board meeting
held on Wednesday 6 July 2005
at 55 Bishopsgate London EC2N 3BD

Present: D J Coldman
J L P Whiter

In attendance: M R Cain (as Secretary)

1. Share Allotment

It was reported that, under the 1998 Share Option Plan one individual has requested to exercise his options and the necessary documentation has been received.

Resolved:

That the shares be allotted as of today's date to the following individual:-

Axel Floring – 25,000 Common Shares of £0.01 each

The Secretary is to instruct the Registrars to issue the relevant share certificate(s).

....
Director

Benfield Group Limited
06 July 2005

Director Change

Benfield Group Limited ('Benfield' or the 'Company'), the world's leading independent reinsurance and risk intermediary, today announced that David Spiller has resigned as a Director of the Company with effect from 31 July 2005.

Dominic Christian will assume Mr Spiller's responsibilities as Chief Executive Officer of Benfield's International Division. Since Dominic Christian's appointment to the Board in September 2004 he has been working closely with David Spiller in the leadership of the International Division.

Grahame Chilton, Chief Executive Officer of Benfield commented, 'I would like to thank David for the contribution he has made to the development of Benfield's global platform since the acquisition of Greig Fester in 1997. After 26 years with the Group, David has decided that his future lies elsewhere and we wish him well in his future endeavours. I look forward to working with Dominic, utilising his wealth of experience to develop further our International Division.'

The business continues to trade in line with recent market updates.

/ends....

For further information, please contact:

Investors & Analysts		
Julianne Jessup	Benfield	+44 (0)20 7578 7425
Rob Bailhache	Financial Dynamics	+44 (0)20 7269 7200
Media		
David Bogg	Benfield	+44 (0)20 7522 4016
David Haggie/Peter Rigby	Haggie Financial	+44 (0)20 7417 8989

Dominic Christian's Biography:

Dominic has nearly 20 years experience in the reinsurance industry. After joining Greig Fester in 1989 Dominic was promoted to lead the company's retrocession team in 1993 and became a Director in 1994. He has led the Non-Marine Retrocession team at Benfield since its merger with Greig Fester in 1997 and was appointed as a Board Director of Benfield Group Limited in September 2004. Dominic has an honours degree in History.

Benfield is the world's leading independent reinsurance and risk intermediary. Its customers include many of the world's major insurance and reinsurance companies as well as government entities and global corporations. Benfield operates from more than 30 locations worldwide. The company is listed on the London Stock Exchange under the ticker symbol BFD.

www.benfieldgroup.com

Benfield Group Limited
22 July 2005

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Benfield Group Limited

2. Name of shareholder having a major interest

Harris Associates L.P.

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Interest represents investment holdings in accounts managed by Harris Associates L.P.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Five nominee investment accounts holding the following shares each:

Account #1 - 5,682,000 shares
Account #2 - 1,755,000 shares
Account#3 - 1,582,000 shares
Account #4 - 323,000 shares
Account #5 - 288,400 shares

5. Number of shares / amount of stock acquired

235,000

6. Percentage of issued class

0.10%

7. Number of shares / amount of stock disposed

Not applicable

8. Percentage of issued class

Not applicable

9. Class of security

Common Shares of 1p each

10. Date of transaction

19 July 2005

11. Date company informed

21 July 2005

12. Total holding following this notification

9,630,400

13. Total percentage holding of issued class following this notification

4.11%

14. Any additional information

Notification results in accounts managed by Harris Associates L.P. holding in excess of 4% of issued share capital.

15. Name of contact and telephone number for queries

Mike Cain - 0207 522 3943

16. Name and signature of authorised company official responsible for making this notification

Mike Cain - Head of Company Secretariat

Date of notification

22 July 2005

The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

This information is provided by RNS
The company news service from the London Stock Exchange

Benfield Group Limited
12 August 2005

SCHEDULE 5

BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS

1.	Name of company	Benfield Group Limited	
2.	Name of scheme	(1) 1998 Share Option Scheme (2) 2001 Deferred Share Unit ('DSU') Retention Plan (3) 2002 Incentive Plan and 2003 PIP	
3.	Period of return:	From 12/02/2005 to 12/08/2005	
4.	Number and class of share(s) (amount of stock /debt security) not issued under scheme	(1) 4,186,493 (2) 1,570,330 (3) 1,893,981	
5.	Number of shares issued/allotted under scheme during period:	(1) 60,000 (2) 176,890 (3) 109,765	
6.	Balance under scheme not yet issued/allotted at end of period	(1) 4,126,493 (2) 1,393,440 (3) 1,784,306	
7.	Number and class of share(s) (amount of stock /debt securities) originally listed and the date of admission;	(1) 5,060,743 (2) 2,084,360 (3) 2,854,897	11 February 2 11 February 2 11 February 2

Please confirm total number of shares in issue at the end of the period in order for us to update our records

The current issue capital is 236,422,892 Common shares of 1p each

Contact for queries:
Name: Jenny Hermon
Telephone: 0207 522 4040

Address:
Benfield Group Ltd, 55 Bishopsgate, London EC2N 3BD.

Person making return: - Name: Jenny Hermon, Position: Assistant Company

Secretary

Signature:

This information is provided by RNS
The company news service from the London Stock Exchange

Benfield Group Limited
24 August 2005

RNS/Press Release

24 August 2005

ROD FOX UPDATE

Benfield, the world's leading independent reinsurance and risk intermediary, has announced that Rod Fox will be assisting Benfield Corporate Risk Chief Executive, John Lapsley and the management team, in the development phase of the Group's new corporate risk insurance broking business which specialises in complex risks across a number of sectors.

Grahame Chilton, Chief Executive of Benfield commented, 'We are making a significant investment in developing Corporate Risk and Rod's 20 years of sales experience, knowledge of Benfield and track record of building businesses, will be an excellent asset to the Corporate Risk team. He will be based in Corporate Risk's New York offices and he will focus on the sales side of the business.'

John Lapsley, Chief Executive of Benfield Corporate Risk commented, 'I am delighted that Rod is joining the team. He will be an asset to the development of our new business and a great communicator for Benfield's unique business approach.'

-ENDS-

For further information please contact:

Investors & Analysts		
Robert Bailhache	Financial Dynamics	+44 (0)20 7269 7200
Media		
David Bogg	Benfield	+44 (0)20 7522 4016
Peter Rigby	Haggie Financial	+44 (0)20 7417 8989

Benfield is the world's leading independent reinsurance and risk intermediary. Its customers include many of the world's major insurance and reinsurance

companies as well as government entities and global corporations. Benfield operates from more than 30 locations worldwide. The company is listed on the London Stock Exchange under the ticker symbol BFD.

www.benfieldgroup.com

This information is provided by RNS
The company news service from the London Stock Exchange

Benfield Group Limited
01 September 2005

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Benfield Group Limited

2. Name of shareholder having a major interest

Fidelity International Limited

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Shareholder in 2 above and its direct and indirect subsidiaries, being non-beneficial holders.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

J P Morgan - 8,778,212

5. Number of shares / amount of stock acquired

Not applicable

6. Percentage of issued class

Not applicable

7. Number of shares / amount of stock disposed

1,803,376

8. Percentage of issued class

0.77%

9. Class of security

Common Shares of 1p each

10. Date of transaction

Not disclosed

11. Date company informed

31 August 2005

12. Total holding following this notification

8,778,212

13. Total percentage holding of issued class following this notification

3.75%

14. Any additional information

Notification results from the notifying party holding falling below 4% of the Company's issued sh

15. Name of contact and telephone number for queries

Mike Cain - 0207 522 3943

16. Name and signature of authorised company official responsible for making
this notification

Mike Cain - Head of Company Secretariat

Date of notification

1 September 2005

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

Benfield Group Limited
07 September 2005

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Benfield Group Limited

2. Name of shareholder having a major interest

Fidelity International Limited

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Shareholder in 2 above and its direct and indirect subsidiaries, being non-beneficial holders.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

J P Morgan - 7,002,834

5. Number of shares / amount of stock acquired

Not applicable

6. Percentage of issued class

Not applicable

7. Number of shares / amount of stock disposed

1,775,378

8. Percentage of issued class

0.76%

9. Class of security

Common Shares of 1p each

10. Date of transaction

Not disclosed

11. Date company informed

6 September 2005

12. Total holding following this notification

7,002,834

13. Total percentage holding of issued class following this notification

2.99%

14. Any additional information

Notification results from the notifying party holding falling below 4% of the Company's issued sh

15. Name of contact and telephone number for queries

Mike Cain - 0207 522 3943

16. Name and signature of authorised company official responsible for making this notification

Mike Cain - Head of Company Secretariat

Date of notification

7 September 2005

Benfield Group Limited
08 September 2005

8 September 2005

BENFIELD GROUP LIMITED

Interim Results for the Six Months to 30 June 2005

Benfield Group Limited ('Benfield' or 'the Group'), the reinsurance and risk intermediary, today announces its interim results for the six months ended 30 June 2005.

Financial Highlights

- Group operating revenue £196.2m (H1 2004: £204.9m(1)) - at constant rates of exchange(2) operating revenue was down 1.8%.
- Group trading result (3) £82.0m (H1 2004: £95.5m(1)) - at constant rates of exchange(2) the trading result decreased by 10.0%.
- Group trading margin(4) 41.8% (H1 2004: 46.6%(1)).
- Profit before tax £72.3m (H1 2004: £80.6m (1)) - profit before tax and exceptional items £74.8m (H1 2004: £88.3m(1)).
- Basic earnings per share 20.0p (H1 2004: 21.5p(1)).
- Diluted earnings per share 17.8p (H1 2004: 19.5p(1)) - adjusted diluted earnings per share(5) 18.5p (H1 2004: 21.5p).
- 11.0m shares (£28.8m) have been bought back by Benfield since September 2004.
- Interim dividend 3.5p per share (H1 2004: 3.5p).

Operational Highlights

- Significant new business wins in both US and International Divisions.
- Continued expansion in regions and sectors targeted for growth.
- Investment to capture opportunities in reinsurance broking proceeding as planned.
- Corporate risk insurance broking start-up progressing well.

(1) 2004 comparatives have been restated to reflect the adoption of International Financial Reporting Standards (IFRS) as described in note 3.
(2) Constant rates of exchange assume conversion of 2005 results at the exchange rates achieved in 2004.
(3) Trading result comprises operating profit from continuing operations before amortisation of intangible assets, depreciation of tangible fixed assets and exceptional items (see note 4).
(4) Trading margin represents trading result as a percentage of operating revenue.
(5) Adjusted for exceptional items.

Grahame Chilton, Chief Executive of Benfield, commented: 'Last year we recognised that the market upheaval following the regulatory investigations into some of our competitors presented us with an exceptional opportunity to invest

for the future growth of the business. An entrepreneurial attitude combined with a willingness to take a longer term view has been at the heart of Benfield's successful development so far and I am confident that it will prove so again.

As previously highlighted, market dislocation had an adverse impact on our US business in the first three months of 2005. However, since then we have seen a steady improvement in new business flow which augurs well for the future. Benfield's business model, founded on customer advocacy and transparency, is proving increasingly attractive to insurance and reinsurance buyers seeking an alternative approach.
Current market conditions remain challenging, but our strategy for further strengthening reinsurance production and servicing capabilities and our new venture in corporate risk insurance broking are both progressing well.'

Results of Operations

	H1 2005 £m	H1 2004 £m	Growth as Reported	Growth Constant Currency
Operating revenue				
International	115.9	121.3	-4.5%	-2.6%
United States	78.4	80.7	-2.9%	+0.5%
Corporate	1.9	2.9		
Group operating revenue	196.2	204.9	-4.2%	-1.8%
Trading result				
International	52.9	62.6	-15.5%	-11.8%
United States	36.6	41.1	-10.9%	-7.0%
Corporate	-7.5	-8.2		
Group Trading Result	82.0	95.5	-14.1%	-10.0%
Trading margin				
International	45.6%	51.6%		
United States	46.7%	50.9%		
Group trading margin	41.8%	46.6%		

Contacts:
Grahame Chilton, Chief Executive Benfield +44 (0) 20 7578 7000
John Whiter, Chief Financial Officer Benfield +44 (0) 20 7578 7000

Analysts & Investors
Julianne Jessup Benfield +44 (0) 20 7578 7425
Rob Bailhache Financial Dynamics +44 (0) 20 7269 7200

Media
David Bogg Benfield +44 (0) 20 7522 4016
Peter Rigby/David Haggie Haggie Financial +44 (0) 20 7417 8989

Benfield is the world's leading independent reinsurance intermediary and risk advisory business. Its customers include most of the world's major insurance and reinsurance companies as well as Government entities and global corporations. Benfield employs over 1,800 people based in more than 30 locations worldwide. The company is listed on the London Stock Exchange under the ticker symbol BFD. For further information please go to

www.benfieldgroup.com

.

Operational Review

Changes in the competitive landscape for insurance and reinsurance are providing

strategic opportunities for Benfield to invest in its reinsurance production and marketing capabilities, both in the US and International Divisions. Accordingly, as previously announced, Benfield plans to make an investment of approximately £12 million in people and infrastructure to capture opportunities arising out of the current reinsurance market environment. The Group also plans to make a net investment of approximately £8 million during 2005 in the development of a corporate risk insurance broking business focused on the marine, energy, and power sectors.

Both of these investment strategies are progressing well. As at 30 June 2005, a substantial number of additional producers and other staff had been recruited in selected areas of the core reinsurance business. As well as a continued emphasis on areas already targeted for growth such as global casualty, there has been a focus on strengthening capabilities in locations and specialist sectors which offer attractive development prospects. The corporate risk insurance broking operation is also making good progress in line with its business plan, with dedicated offices now established in London, New York and Houston. By the end of June 2005, significant progress had been made in attracting new people to the team and the programme of carefully targeted recruitment continues.

As expected, the costs associated with these investments have had an adverse effect on the interim results and will also impact the full year results. Net operating expenses before exceptional items increased by 6.1% to £120.3 million (H1 2004: £113.4 million). The investment in reinsurance recruitment and the net investment in developing a corporate risk broking business will have a greater impact in the second half of 2005. Excluding this investment of approximately £20 million, Benfield continues to anticipate underlying expense growth of 6% for the full year in 2005.

As previously stated, significant additional revenue generation is not anticipated from these investments until 2006 and 2007. However, Benfield remains confident that its carefully targeted expansion will significantly enhance the Group's prospects over the medium term.

As previously announced, Rod Fox has returned from leave of absence to assist John Lapsley and the management team in the development phase of the corporate risk business. In addition, in order to concentrate fully on this new role, Rod Fox has resigned from the Benfield Group Limited Board with effect from 8 September 2005.

The reinsurance market continues to soften, with pricing down between 5% and 10% in non-loss affected major catastrophe areas and up to 20% in some regions. In many sectors, however, declining reinsurance prices have yet to make inroads on the current high levels of retention chosen by many cedants, making it a challenging environment in which to generate short term growth. Nevertheless there has been continued good progress in some of the areas targeted for expansion in both the International and US divisions. The reported result for the Group was again adversely affected by the strength of sterling against the US dollar.

International Division

International revenue decreased by 4.5% to £115.9 million (H1 2004: £121.3 million), a decrease of 2.6% at constant rates of exchange. Net costs increased by 7.3% to £63.0 million (H1 2004: £58.7 million) and the International trading margin decreased from 51.6% to 45.6%.

International revenue for the first half of 2005 was adversely affected by a change in renewal dates for certain accounts, which has shifted some expected revenue into the second half of the year. The increase in expenses reflects the cost of previous investments in new teams and individuals together with additional recruitment as part of the overall growth strategy announced in June.

Areas previously targeted for investment, such as Continental Europe, Australia and the Global Facultative business, again made good progress, while softening market conditions made revenue growth across the division more difficult. Global Specialty revenue continued to be adversely affected by high levels of retention in the first half of 2005 although this decline had levelled off by the end of the period.

Dominic Christian was appointed Chief Executive of the International Division in

July 2005. He had been head of the Global Speciality business since 1997 and following his appointment to the Board in September 2004 he had been working closely with David Spiller in the leadership of the International Division.

Market dislocation has had a favourable impact on Benfield's competitive position, particularly in the UK. For example, Benfield recently won a major UK-based account which had been put up for competitive tender for the first time in twenty years. In Europe and some other regions such as Japan, demand for catastrophe cover continues to increase, driven by more stringent regulatory and rating agency capital requirements. Benfield continues to make targeted investment in increasing capabilities in market sectors and territories where further growth opportunities have been identified.

US Division

US revenue decreased by 2.9% to £78.4 million (H1 2004: £80.7 million). At constant rates of exchange, revenue increased by 0.5%. Net costs increased by 5.6% to £41.8 million (H1 2004: £39.6 million). The US trading margin decreased from 50.9% to 46.7%.

As previously disclosed, US revenue production in the first half of 2005 was adversely affected by short-term market disruption resulting from the various regulatory investigations of the insurance industry which commenced in October 2004. At the same time a combination of continued softening in rates and high levels of retention in some market sectors also made revenue growth difficult to achieve. However, as anticipated, the competitive climate appears to be moving in Benfield's favour in the wake of the investigations.

During the first half of 2005, the US Division benefited from increased demand for catastrophe cover in Florida following the hurricane losses in 2004. In particular Benfield was appointed the lead broker on the principal catastrophe reinsurance programme for Florida hurricane exposures. In line with the Groups stated strategy, the US division continues to take advantage of market disruption to make targeted investments in new teams and key individuals. For example, Benfield has further invested in its US casualty capabilities to enhance the production of new casualty business. Overall, towards the end of the first half of 2005, the US Division saw more new business opportunities and also achieved a higher success rate on these opportunities than in the same period of 2004.

In June 2005, Benfield announced the appointment of Paul Karon, formerly President and Chief Operating Officer of Benfield Inc., as Chief Executive Officer of the US Division. Paul had previously been Chief Operating Officer of the Division.

While there remains a high degree of dislocation in the US reinsurance market, the pipeline of new business opportunities has begun to recover and the US Division has made a number of substantial new business wins. Moreover, the stable revenue Benfield achieved on a constant currency basis reflects the strength of the Group's business proposition given the sharp decreases in reinsurance broking revenues reported across the industry.

Corporate Division

The Corporate Division result mainly reflects expenses that are incurred at head office level in connection with the provision of central services. In addition, the costs arising from the investment in the corporate risk insurance broking business are included, although these were not significant in the first half of the year. Overall, net costs decreased by £1.7 million to £9.4 million (H1 2004: £11.1 million), reflecting the Group's ongoing commitment to managing expenses.

Dividend

The Board has declared an interim dividend of 3.5p (H1 2004: 3.5p) to be paid on 15 November 2005 to shareholders on the register on 14 October 2005.

Foreign Exchange

The Group's principal foreign currency exposure is to US dollars, arising from the results of the US Division, and from revenues earned by the International Division. Approximately 42% of the International Division's revenues were US

dollar denominated in the period. The Group results are sensitive to the impact of movements in the US dollar/pounds sterling exchange rate, with a 1 cent movement equating to approximately a £0.7m movement in trading result, prior to the impact of any foreign exchange hedging activity.

For the six months ended 30 June 2005, the Group achieved a rate of US$1.84 (H1 2004: US$1.76) in respect of dollars earned in the UK. Income earned in the US was translated at an average rate of US$1.88 (H1 2004: US$1.81).

Balance Sheet

Net assets increased by £35.6 million to £209.0 million as at 30 June 2005, demonstrating the continued strength of the Group's balance sheet.

Share Buyback Programme and Employee Share Dealing Facility

In September 2004, Benfield announced the allocation of up to £40 million to a share buyback programme over an 18 month period. To date £28.8 million has been utilised to buy back 11.0 million shares.

The next employee and Director lock-up release will occur on 18 September 2005 and Benfield proposes to operate a Common Share Dealing Facility on 20 September 2005 to enable employees to sell their eligible shares on that date.

Outlook

Market dislocation following the regulatory upheavals of late 2004 remains very much in evidence and Benfield expects this to continue for at least the next 12 months. It is too early to assess the full impact of Hurricane Katrina but the substantial losses expected from this event are likely to encourage an upward trend in insurance and reinsurance pricing. However, the current combination of unprecedented changes in the industry with softening market conditions is a challenging environment and as previously disclosed, Benfield expects revenue for the full year to be flat in 2005 compared to 2004.

Benfield's unique market position as the leading independent reinsurance and risk intermediary is founded on continuous investment based on a long-term approach to the business. As previously stated, Benfield is prepared to incur short-term impact on profit and margin to improve growth prospects. Accordingly, given the planned £20 million investment in the business, reported trading profit for the full year in 2005 is expected to be lower than in 2004. However, Benfield is well positioned to exploit the many new business opportunities which, as expected, are now emerging following the investigations instigated by the New York Attorney General. The Group remains confident that this carefully targeted expansion will significantly enhance the outlook over the medium term.

	Notes	6 months to 30 June 2005 £'000	6 months to 30 June 2004 £'000
Commission and fees		192,523	201,063
Interest income		3,700	3,809
Total revenue	4	196,223	204,872
Other operating income		-	2,471
Operating expenses		(116,728)	(119,572)
Depreciation, amortisation and impairment charges		(6,028)	(3,974)
Operating profit		73,467	83,797
Analysed as:			
Trading result	4	81,987	95,451
Depreciation, amortisation and impairment charges		(6,028)	(3,974)

	Notes		
Exceptional items	5	(2,492)	(7,680)
Operating profit		73,467	83,797
Finance income		1,866	103
Finance costs		(2,174)	(2,322)
Share of losses of associated undertakings		(825)	(985)
Profit before taxation		72,334	80,593
Taxation	6	(27,419)	(30,865)
Profit for the period		44,915	49,728
Attributable to:			
Equity holders of the Company		44,864	49,664
Minority interest		51	64
		44,915	49,728
Earnings per 1p common share			
Basic	8	20.01p	21.53p
Diluted	8	17.84p	19.47p

	Notes	At 30 June 2005 £'000	At 30 June 2004 £'000	At 31 December 2004 £'000
ASSETS				
Non-current assets				
Goodwill		157,349	157,515	151,943
Intangible assets		5,784	5,898	6,318
Property, plant and equipment		9,438	10,840	9,368
Investments in associated undertakings		32	451	32
Available-for- sale financial assets		24,411	3,504	19,663
Deferred tax assets		6,177	7,526	8,881
		203,191	185,734	196,205
Current assets				
Trade and other receivables	9	90,870	96,032	37,283
Available-for- sale financial assets		14,495	11,239	16,030
Derivative financial instruments		542	2,350	2,231
Current tax recoverable		-	27	3,146
Cash and cash equivalents		59,219	146,924	84,668
		165,126	256,572	143,358
Fiduciary available-for-sale financial assets		16,625	27,656	15,615
Fiduciary cash and cash equivalents		242,899	219,636	141,590
		424,650	503,864	300,563
LIABILITIES				
Current liabilities				
Trade and other payables	10	38,101	43,757	47,191

	Note			
Insurance broking creditors		259,524	247,292	157,205
Borrowings		27,433	30,124	24,987
Current tax liabilities		42,265	41,933	31,735
Retirement benefit obligations		365	397	365
Provisions	11	1,112	7,590	1,462
		368,800	371,093	262,945
Net current assets		55,850	132,771	37,618
Non-current liabilities				
Trade and other payables	10	3,480	1,215	2,877
Borrowings		39,559	66,658	53,121
Deferred tax liabilities		5,555	6,353	2,819
Provisions	11	1,447	2,556	1,646
		50,041	76,782	60,463
Net assets		209,000	241,723	173,360
SHAREHOLDERS' EQUITY				
Share capital		2,343	2,429	2,355
Share premium		137,326	133,697	136,585
Treasury shares		(10,264)	(10,353)	(10,284)
Fair value and other reserves		99,571	99,022	99,576
Exchange reserves		529	(918)	(4,880)
Retained earnings		(20,905)	17,564	(50,341)
Total shareholders' equity	12	208,600	241,441	173,011
Minority interest in equity		400	282	349
Total equity		209,000	241,723	173,360

	6 months to 30 June 2005 £'000	6 months to 30 June 2004 £'000
Currency translation adjustments	5,409	(918)
Fair value losses on revaluation of available for sale assets	(29)	(900)
Net income/(expense) recognised directly in equity	5,380	(1,818)
Profit for the period	44,915	49,728
Total recognised income for the period	50,295	47,910

	6 months to 30 June 2005			6 months to 30 June 2004		
	Corporate cash £'000	Fiduciary cash £'000	Total £'000	Corporate cash £'000	Fiduciary cash £'000	Tot
Cash flows from operating activities						
Cash generated from operations (note 13)	17,506	97,819	115,325	15,992	50,550	66,54
Interestreceived	3,700	-	3,700	3,809	-	
Taxation paid	(8,291)	-	(8,291)	(7,299)	-	
Net cash generated by operating activities	12,915	97,819	110,734	12,502	50,550	63,05

Cash flows from investing activities						
Acquisition of subsidiaries, net of cash acquired	-	-	-	(183)	-	
Proceeds from disposal of subsidiaries	-	-	-	(539)	-	
Purchases of intangible assets	(1,156)	-	(1,156)	(772)	-	
Purchases of property, plant and equipment	(1,586)	-	(1,586)	(2,722)	-	
Proceeds from sale of property, plant and equipment	26	-	26	214	-	
Increase in investments in associates	(925)	-	(925)	-	-	
Proceeds from disposal of associate	100	-	100	-	-	
Purchases of available for sale financial assets	(4,169)	(1,009)	(5,178)	-	-	
Proceeds from sale of available-for-sale financial assets	1,064	-	1,064	33,560	9,549	43,10
Dividends received	1,866	-	1,866	103	-	
Net cash (used in)/generated from investing activities	(4,780)	(1,009)	(5,789)	29,661	9,549	39,2
Cash flows from financing activities						
Net proceeds from issue of common shares	749	-	749	412	-	
Proceeds from sale of own shares	-	-	-	1,705	-	
Repurchase of common shares	(6,356)	-	(6,356)	-	-	
Proceeds from borrowings	-	-	-	1,951	-	
Repayments of borrowings	(13,306)	-	(13,306)	(134)	-	
Finance costs	(2,140)	-	(2,140)	(2,072)	-	
Dividends paid to Company's shareholders	(15,254)	-	(15,254)	(13,689)	-	
Net cash used in financing activities	(36,307)	-	(36,307)	(11,827)	-	
Net increase in cash and bank overdrafts	(28,172)	96,810	68,638	30,336	60,099	90,4
Cash and bank overdrafts at beginning of period	84,668	141,590	226,258	117,038	163,546	280,
Exchange gains/(losses) on cash and bank overdrafts	2,723	4,499	7,222	(450)	(4,009)	(4,4

Cash and bank overdrafts at end of period	59,219	242,899	302,118	146,924	219,636	366,5

1. BASIS OF PREPARATION

The unaudited results for the six months ended 30 June 2005 have been prepared in accordance with the accounting policies that are expected to be used in the Group's annual financial statements for the year ending 31 December 2005. These accounting policies are based on International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and as adopted or expected to be adopted by the European Commission (EC) to be effective for 2005 year ends. Due to the continuing work of the IASB and possible amendments to the interpretive guidance, the Group's accounting policies and consequently the information presented may change prior to the publication of the Group's first annual financial statements under IFRS.

The Group has elected to apply policies based on the recently issued amendment to IAS 19, which permits actuarial gains and losses to be recognised outside the Income Statement in the Statement of Recognised Income and Expense. It is expected that the amendment will be endorsed by the EC in time for adoption in the Group's 2005 full year results.

The principal accounting policies adopted in preparing these financial statements are set out in note 2.

The Company's consolidated financial statements were prepared in accordance with UK Generally Accepted Accounting Principles (UK GAAP) until 31 December 2004. Consequently certain accounting, valuation and presentational methods previously applied under UK GAAP have been amended to comply with IFRS. The comparative figures in respect of 2004 are restated to reflect these adjustments.

Reconciliations and descriptions of the effect of the transition from UK GAAP to IFRS on the Group's results are provided in Note 3.

These consolidated interim financial accounts have been prepared under the historic cost convention as modified by the revaluation of available-for-sale investments and derivative financial instruments.

2. ACCOUNTING POLICIES

Basis of consolidation

The consolidated financial statements include the financial information of the Company, its subsidiary undertakings and the Group's interests in associated undertakings. The profits and losses of subsidiary undertakings and the Group's interests in the results of associated undertakings are included from the effective date of acquisition until the effective date of disposal.

An undertaking is regarded as a subsidiary undertaking if the Group has control over its operating and financial policies, generally determined by the ownership of more than 50% of the voting stock of the investee. Undertakings over which the Group has the ability to exercise significant influence, generally determined by ownership of between 20% and 50% of the voting stock of the investee, are accounted for under the equity method of accounting as associated undertakings.

Benfield Group Limited became the ultimate holding company of the Group under a scheme of arrangement on 23 October 2002 pursuant to a court approved scheme of arrangement (the 'Scheme of Arrangement'). The Scheme of Arrangement has been accounted for as a group reconstruction in accordance with the principles of merger accounting.

IFRS 3 requires the purchase method of accounting to be adopted for all subsidiary acquisitions. However, situations where the combining entities are controlled by the same party or parties both before and after the combination are outside the scope of IFRS 3 and there is no specific standard or interpretation under IFRS on the accounting treatment for such arrangements. It is therefore necessary for the directors to select the most appropriate policy to apply to the arrangement.

Under the Scheme of Arrangement, a class of shareholder previously with limited voting rights received common shares of 1p each in the Company with full voting rights. In all other respects, the Scheme of Arrangement did not alter the relative rights of each shareholder. This class of shareholder held approximately 1% of the shares of Benfield Holdings Limited prior to the Scheme of Arrangement and the conversion of these shares to common shares of 1p each with voting rights did not materially change their rights or the relative rights of the other shareholders. Consequently, the Directors considered that to record the Scheme of Arrangement as an acquisition by the Company, to attribute fair values to the assets and liabilities of Benfield Holdings Limited and to reflect only the post Scheme of Arrangement consolidated results of the Group within this consolidated financial information would fail to give a fair presentation of the Group's consolidated results and financial position.

Accordingly, having regard to the overriding requirement of IAS 1 for the consolidated financial statements to give a fair presentation of the Group's results and financial position, the Directors adopted merger accounting principles in respect of the Scheme of Arrangement in drawing up the financial statements underlying these consolidated financial statements.

Except as stated above, business combinations have been accounted for by the purchase method of accounting.

Commission and fees

The Group generates revenue principally from commissions and fees associated with placing reinsurance contracts and programmes, which includes commissions and fees arising from the provision of risk advisory and related services.

Revenues from commissions and fees relating to fixed or minimum premiums on reinsurance contracts and programmes placed are recognised at the point at which placement services are substantially complete. Revenues from commissions and fees on adjustments to minimum premiums, binding authorities and treaties are recognised on a periodic basis when the consideration due is confirmed by third parties. Commission rebates payable to ceding companies are accrued, where necessary, on an estimated basis, as the related brokerage revenue is recognised. Fees for claims, risk advisory services and other services that are billed separately are recognised as these services are rendered.

Where contractual obligations exist for the performance of post placement activities and the cost of these activities is not expected to be covered by future revenues, a relevant proportion of revenue received on placement is deferred and recognised over the period during which these activities are performed.

Interest income

Interest income is recognised as earned and includes interest earned on cash flows arising from the settlement of insurance broking debtors and creditors. As interest income forms an integral part of the Group's operating activities it is included in operating revenue.

Lease commitments

The rentals payable under operating leases are charged on a straight-line basis to the income statement over the period of the leases.

Where a leasehold property becomes surplus to the Group's foreseeable business requirements, provision is made for the expected future net cost of the property taking account of the duration of the lease and any recovery of cost achievable from subletting.

Share-based compensation

The cost of awards to employees that take the form of shares or rights to shares is measured by the fair value of the equity instrument awarded at the date of grant, and is recognised in the income statement over the vesting period of the award, with a corresponding increase in equity.

The fair value of share options awarded is calculated using option pricing

models excluding the impact of non-market performance conditions. Non-market performance conditions are reflected in the assumptions of the number of options expected to vest, which is revised at each balance sheet date.

Pension scheme contributions

Pension scheme contributions to the Group's money purchase schemes are charged to the income statement in the period to which they relate.

Defined benefit plans operated by certain subsidiary undertakings at the date of their acquisition have been wound up or are in the process of termination. Until closure the expected costs of providing pensions under these schemes has been calculated periodically by professionally qualified actuaries using valuations based on the projected unit method. Any surplus or deficit determined by the fair value of the assets of the plans and the present value of the defined benefit obligations is recognised in the Group's balance sheet. Actuarial gains and losses are recognised in full in the period in which they occur in the Statement of Recognised Income and Expense.

Taxation

The charge for taxation is based on the result for the period at current rates of tax and takes into account deferred tax.

Deferred tax is recognised in respect of all temporary differences between the carrying value of assets and liabilities for reporting purposes and the amounts charged or credited for tax purposes. Deferred tax is calculated at the rate of tax expected to apply when the liability is settled or the asset is realised. A deferred tax asset is only recognised to the extent that it is probable that future taxable profits will be available against which the asset can be utilised. Deferred liabilities are only offset against deferred tax assets within the same taxable entity or qualifying local tax group where there is both the legal right and the intention to settle on a net basis or to realise the asset and settle the liability simultaneously.

Deferred tax is provided on temporary differences arising on investments in subsidiaries and associates, except where the Group controls the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

Dividend distribution

Equity dividends payable to the Company's shareholders are recognised as a liability in the period in which the dividends are approved by the shareholders for the final dividend or approved by the directors for the interim dividend.

Foreign currency translation

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates (the 'functional currency').

Transactions in currencies other than the functional currency are recorded at the rates of exchange prevailing at the date of the transaction. Monetary assets and liabilities in currencies other than the functional currency are translated at the rates of exchange prevailing at the balance sheet date and the related translation gains and losses are reported in the consolidated income statement. Non-monetary assets and liabilities carried at fair value that are denominated in foreign currencies are translated at the rates prevailing when the fair value was determined.

On consolidation, the results of overseas businesses are translated into pounds sterling, the Company's functional and presentation currency, at the average rates of exchange applicable to the relevant period. The assets and liabilities of the overseas businesses are translated into pounds sterling at the exchange rates ruling at the balance sheet date. Exchange differences arising on translating the net assets or liabilities of overseas businesses and on the translation of their results are recognised as a separate component of equity. The cumulative translation differences are taken to the income statement on disposal of the overseas business.

Goodwill and fair value adjustments arising on the acquisition of a foreign operation are treated as assets and liabilities of the foreign entity and translated at the closing rate.

Goodwill

When a business is acquired, fair values are attributed to its separately identifiable assets and liabilities at the date of acquisition. Goodwill represents the difference between the fair value of the purchase consideration and the fair value of the separable net assets acquired.

For acquisitions prior to 1 January 1998, any goodwill arising has been written off to reserves on consolidation. Following the adoption of IFRS this goodwill remains written of to reserves and no adjustment will be made on subsequent disposal. For acquisitions completed on or after the 1 January 1998 and before 1 January 2004, goodwill is stated on the balance sheet at its amortised net book value. For acquisitions completed since 1st January 2004, goodwill is initially recorded on the balance sheet at cost.

Goodwill is tested annually for impairment and is recorded net of accumulated impairment losses. Goodwill is allocated to cash-generating units for the purposes of impairment testing. Cash generating units represent the lowest level of geographical and business segment combinations that the Group uses for internal reporting purposes.

The gain or loss on disposal of an entity includes the carrying amount of any goodwill relating to the entity sold.

Intangible Assets

Acquired software licenses are capitalised on the basis of costs incurred to acquire and bring to use the specific software. These costs are amortised over their estimated useful lives.

Costs associated with developing or maintaining computer software programmes are recognised as an expense as incurred. Costs that are directly associated with the production of identifiable and unique software products controlled by the Group, that relate to the Group's long-term information technology infrastructure on a continuing use basis, are recognised as intangible assets. Direct costs include the software development employee costs and an appropriate portion of relevant overheads. Computer software development costs recognised as assets are amortised over their estimated useful lives (not exceeding three years).

Property, plant and equipment

Property, plant and equipment assets are stated at cost less accumulated depreciation. Depreciation is calculated so as to write off the cost of such assets on a straight-line basis over their estimated useful lives at the following annual rates:

Freehold property	Up to 2%
Leasehold property	2% or over the life of the lease, if lower
Fixtures, fittings, furniture and equipment	20% to 25%
Computer hardware	20% to 50%
Motor vehicles	20%

Available-for-sale-financial assets

Available-for-sale financial assets, which included investments in listed and unlisted securities, are included at fair value unless it is not possible, due to their nature, to determine a fair value. In these circumstances they are held at cost less provision for impairment. Any subsequent unrealised gains and losses arising from changes in fair value are recognised in equity. When available-for-sale investments are sold or impaired, the accumulated fair value adjustments are recognised in the income statement as gains and losses.

Impairment of assets

Assets that have an indefinite useful life are not subject to amortisation and are tested annually for impairment. Assets subject to amortisation or

depreciation are reviewed for impairment if events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable.

To the extent that the carrying amount exceeds the recoverable amount, which is the higher of net realisable value and value in use, the asset is written down to its recoverable amount. Net realisable value is the estimated amount at which an asset can be disposed of, less any direct selling costs. Value in use is the estimate of the discounted future cash flows generated from the asset's continued use, including those resulting from its ultimate disposal. For the purposes of assessing value in use, assets are grouped at the lowest levels for which there are separately identifiable cash flows.

Employee share ownership trusts

The Benfield Employee Benefit Trust, the Benfield 1998 Employee Benefit Trust, the Greig Fester Group Employee (Guernsey) Trust (1990) and the Greig Fester Group 1993 Employee (Guernsey) Trust own equity shares in the Company. These investments in the Company's own shares (Treasury shares) are held at cost and are included as a deduction from shareholders' equity. Purchases, sales and transfers of treasury shares are disclosed as changes in shareholders' equity. The assets and liabilities of the trusts are included in the Group's consolidated balance sheet.

Insurance broking assets and liabilities

Reinsurance brokers normally act as agents in placing the risks of insurance companies with reinsurers and as such, generally are not liable as principals for amounts arising from such transactions. Accordingly, receivables arising from insurance broking transactions are not included within the assets and liabilities of the Group except for fee and commission receivables earned on these transactions.

Reinsurance intermediaries are entitled to retain the investment income on fiduciary cash and investments arising from insurance broking transactions. Consequently, these amounts are included under a separate heading within assets on the balance sheet with the corresponding payable included as a liability.

Borrowings

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

Preference shares, which are mandatorily redeemable on a specific date, are classified as liabilities. The non-discretionary dividends on these preference shares are recognised in the income statement as part of finance costs.

Provisions

A provision is recognised when there is a present obligation, whether legal or constructive, as a result of a past event for which it is probable that a transfer of economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

Financial instruments

The Group uses derivative financial instruments to manage exposure to foreign exchange risks. These include forward foreign exchange contracts and option foreign exchange contracts, arranged in respect of forecast brokerage income.

These contracts are initially recognised at fair value on the balance sheet with subsequent changes in the fair value recorded as they are incurred within the income statement, unless the contract is designated and maintained in a hedge relationship. Changes in the fair value of derivatives that are part of an effective hedge relationship are recognised in hedging reserves, a component of equity. Previously deferred gains and losses held in hedging reserves are transferred to the income statement in the same periods during which the forecasted transaction being hedged is recognised in the income statement. Changes in the fair value arising from ineffectiveness in the hedge relationship are recognised in the income statement in the period in which they arise.

When a hedging contract expires or is sold, or where a hedge no longer meets the criteria for hedge accounting, the cumulative deferred gain or loss on the instrument will remain in hedging reserves until the forecasted transaction is recognised in the income statement. If the forecasted transaction is no longer expected to occur, the cumulative deferred gain or loss is immediately transferred from hedging reserves to the income statement.

Other derivative financial instruments are initially recognised at fair value on the balance sheet with subsequent changes in the fair value recorded as they are incurred within the income statement.

Critical accounting estimates and judgements

Preparation of the consolidated financial statements requires certain estimates and assumptions to be made concerning future events that may affect the reported amounts in the financial statements and accompanying notes. Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable. Consequently, the actual results can differ from these estimates.

3. TRANSITION TO IFRS

Basis of transition to IFRS

The Group adopted IFRS on 1 January 2005, accordingly the Group's financial statements for the year ended 31 December 2005 will be the first annual financial statements to comply with IFRS. The Group has prepared its opening IFRS balance sheet as at 1 January 2004, being the effective date of transition to IFRS. These interim financial accounts have been prepared as described in Note 1.

Transitional provisions for the first time adoption of IFRS are set out in IFRS 1, 'First-time adoption of International Financial Reporting Standards'. IFRS 1 allows companies adopting IFRS for the first time to apply certain exemptions from the full retrospective application of IFRS. The relevant exemptions available to the Group and its options selected are as follows:

a) Business combinations exemption

Business combinations that took place prior to the 1 January 2004 transition date have not been restated and are included in the results at their book value as at that date.

b) Cumulative translation differences

IAS 21, 'The effects of changes in foreign exchange rates', requires translation differences to be recorded in a separate exchange reserve rather than as part of retained earnings as required by UK GAAP. IFRS 1 allows an exemption from calculating the cumulative translation differences on the historical retranslation of net assets of foreign subsidiaries. The Group has elected to take advantage of this exemption and has set the foreign currency translation reserve to zero as at the date of transition to IFRS.

c) Financial instruments

A first time adopter of IFRS is permitted to apply IAS 32, 'Financial Instruments: Disclosure and Presentation', and IAS 39, 'Financial Instruments: Recognition and Measurement', prospectively from 1 January 2005. However, the Group has elected not to take this exemption, but has instead applied the standards retrospectively to all periods presented so as to present the result of each period on a consistent basis.

d) Employee benefits exemption

The Group has elected to recognise all cumulative actuarial gains and losses as at 1 January 2004. The Group has also chosen the option available for subsequent actuarial gains and losses to be recognised immediately in the Statement of Recognised Income and Expenses.

e) Share-based payment transaction exemption

The Group has adopted IFRS 2, 'Share-based payments', for all employee share awards granted since 7 November 2002. As permitted under IFRS 2, no adjustment is made for awards granted prior to that date.

Restatement summary

	Net Income		Equity		
	30 June 2004 £'000	31 December 2004 £'000	1 January 2004 £'000	30 June 2004 £'000	31 December 2004
As previously presented under UK GAAP	72,173	54,744	197,561	239,403	183,280
Reversal of proposed ordinary dividends payable	-	-	13,819	31,270	15,691
Revision of charge for share-based payments	(5,067)	(8,269)	-	-	
Recognition of provision for post-employment benefits on a projected unit credit method basis	29	59	(279)	(263)	(246)
Reversal of goodwill amortisation	4,356	8,670	-	4,359	8,418
Reclassificati on of non-equity financial instruments	(1,263)	(2,526)	(39,370)	(39,433)	(39,496)
Recognition of derivative financial instruments at fair values	(20,465)	(20,549)	22,111	1,645	1,562
Restatement of financial assets to fair value	-	-	4,206	3,334	3,829
Deferred tax adjustments	(35)	(70)	(70)	1,408	322
As reported under IFRS	49,728	32,059	197,978	241,723	173,360

Recognition of dividends (IAS 10)

Under UK GAAP, proposed dividends in respect of an accounting period are recognised as a liability at the balance sheet date. Under IAS 10, 'Events after the balance sheet date', dividends proposed are only recognised as a liability when the shareholders have approved their distribution, or for the interim dividend, when approved by the board.

The final dividend proposed at 31 December 2003 has been reversed in the opening balance sheet and recognised in the year ended 31 December 2004. Similarly, the interim and special dividends proposed at 30 June 2004 and the final dividend proposed at 31 December 2004 have been reversed and recognised in the subsequent periods.

Share-based payments (IFRS 2)

Under UK GAAP, the cost of awards to employees in the form of shares or rights to shares was charged over the period to which the employee's performance related. The charge was based on the intrinsic value, being the fair value of the shares at the date of grant, reduced by any consideration payable by the employee. IFRS 2, 'Share based payments', requires the cost to be measured by the fair value of the equity instrument awarded at the date of grant, and is recognised over the vesting period of the award.

Application of IFRS 2 results in an additional pre-tax charge in the income statement of £6,580,000 and £8,732,000 and deferred tax credit of £1,513,000 and £463,000 for the six months ended 30 June 2004 and year ended 31 December 2004 respectively.

These charges include an adjustment for awards made under the 2002 Incentive Plan to certain key employees in respect of services provided prior to the Company's Initial Public Offering. In accordance with UK GAAP the charge for these awards was recognised in full at the date of grant, as they relate to prior services and have no performance criteria, resulting in an exceptional item operating expense of £22,432,000. Under IFRS, the fair value of these awards is being spread over the 12 to 36 month vesting period from the date of grant resulting in a pre-tax charge of £5,871,000 and £8,542,000 for the six months ended 30 June 2004 and the year ended 31 December 2004 respectively. These charges are classified as exceptional as they are considered material and in relation to a non-recurring event.

Employee benefits (IAS 19)

The Group has operated only one defined benefit arrangement since the transition date and this scheme was closed to further accrual of benefits in December 2001.

Under UK GAAP the Group followed the transitional rules of FRS 17, 'Retirement benefits', whereby only disclosure of the net defined benefit scheme pension deficit was required, along with disclosure of the changes in the net deficit that would be taken through the income statement. IAS 19, 'Employee Benefits', requires any surplus or deficit to be recognised on the balance sheet with changes in the net surplus/deficit being charged to the income statement.

On transition the deficit disclosed under FRS17 has been recognised in the balance sheet resulting in a reduction in net assets of £279,000.

Goodwill amortisation (IFRS 3)

Under UK GAAP, goodwill was capitalised and amortised over its estimated useful economic life. Under IFRS 3,'Business combinations', goodwill is no longer amortised but instead tested for impairment on an annual basis. In accordance with the transition exemption noted above, goodwill has been frozen at its carrying value as at 1 January 2004 and the amortisation previously charged under UK GAAP since that date has been reversed.

The amortisation of goodwill arising under UK GAAP totalling £4,359,000 and £8,418,000 for six months ended 30 June 2004 and year ended 31 December 2004 respectively has therefore been reversed on transition to IFRS.

Financial instruments (IAS 32 & IAS 39)

The Group has elected to adopt IAS 32, 'Financial Instruments: Disclosure and Presentation', and IAS 39, 'Financial Instruments: Recognition and Measurement' retrospectively from the date of transition.

Non-equity financial instruments

Under IAS 32, preference shares that are not redeemable or that are redeemable solely at the option of the issuer, are classified as equity. Where the terms of issuance require the issuer to redeem preference shares for a fixed or determinable amount at a fixed or determinable future date, or where the holder has the option of redemption, these shares are classified as liabilities and the dividends paid on these shares classified as a finance cost.

On transition £39,370,000 has been reclassified as a financial liability and deducted from shareholders funds in relation to the Company's Cumulative Redeemable Convertible Preference Shares ('CRCPs'). Within the income statement, CRCP dividends totalling £1,263,000 and £2,526,000 for the six months to 30 June 2004 and the year to 31 December 2004 respectively have been reclassified from dividends to finance costs.

Derivative and hedge accounting

IAS 39 requires all derivative financial instruments to be recorded at fair market value with changes taken to the income statement. There was no such requirement under UK GAAP and consequently derivative financial instruments were accounted for as cash flows arising from these instruments occured.

If certain criteria are met, financial instruments may be designated as part of a cash flow hedge relationship. As a result of this treatment, changes in the fair value of the financial instrument can be deferred to equity until the hedged transaction occurs. There were no designated hedge relationships during the periods presented.

The fair value of derivative instruments on the date of transition including the associated deferred tax was £22,111,000 representing an increase in equity at that date. Included within that balance was £19,678,000 in respect of Montpelier Re Holdings Limited warrants which were sold in February 2004. Under UK GAAP, the increase in fair value of the warrants was recognised in full at the time of disposal resulting in an exceptional gain of £29,105,000. The application of IAS 39 results in the recognition of part of the increase in fair value in prior

periods. Consequently, for the year ended 31 December 2004 this gain was reduced by £28,111,000.

Valuation of financial assets

Under UK GAAP, fixed asset investments are stated at cost less provisions for impairment. Current assets investments are stated at lower of cost and directors estimated valuation or market value, if listed. IAS 39 requires all financial instruments to be accounted for at either fair value or amortised cost depending on their classification.

All investments of the Group during the periods presented have been classified as 'Available-for-sale' and as such are measured at fair value, when this can be determined, with changes that value being recognised in equity. This has resulted in an increase in equity of £4,206,000, £3,334,000 and £3,829,000 at 1 January 2004, 30 June 2004 and 31 December 2004 respectively. Available for sale financial assets continue to be stated at cost less any provision for impairment when fair value can not be determined.

Reclassification of software costs (IAS 36)

Under UK GAAP, software was classified as tangible fixed assets. Under IAS 36, 'Fixed assets other than acquired goodwill and investments', where software is not an integral part of related hardware, computer software costs should be capitalised as an intangible.

Accordingly, computer software and capitalised software development costs have been reclassified from property, plant and equipment to intangibles. The net book value of these assets was £6,176,000, £5,898,000 and £6,318,000 at 1 January 2004, 30 June 2004 and 31 December 2004 respectively. Within the income statement, depreciation on these assets of £1,853,000 and £3,712,000 for the six months to 30 June 2004 and the year to 31 December 2004 respectively, have been reclassified as amortisation. There is no impact on net income or net assets as a result of this reclassification.

De-recognition of insurance broking debtors (IAS 32 & IAS 39)

Reinsurance brokers normally act as agents in placing the risks of insurance companies with reinsurers and as such, generally are not liable as principals for amounts arising from such transactions. Notwithstanding such legal relationships, receivables, payables and fiduciary cash arising from insurance broking transactions were previously included within the assets and liabilities of the Group.

Under IFRS, a financial asset should not be recognised when an obligation to transfer the cash flows arising from the asset is assumed and substantially all risks and rewards are transferred. There is an obligation on the group to transfer cash flows arising from insurance broking debtors in respect of premiums and claims. Furthermore, the risk and rewards in respect of these assets does not lie with the Group, which has no obligation to pay these amounts until the cash is received. Consequently, other than amounts due as commissions and fees, insurance broking debtors are no longer recognised in the balance sheet.

Reinsurance intermediaries are entitled to retain the investment income on fiduciary cash and investments arising from insurance broking transactions. Consequently, these amounts are included under a separate heading within assets on the balance sheet with the corresponding payable included as a liability.

On transition, £3,742,087,000 of insurance debtors has been de-recognised along with the corresponding balance represented by insurance creditors. There is no impact on net income or net assets as a result of this de-recognition.

Changes to cash flow statement (IAS 7)

The adoption of IFRS does not affect the Group's underlying cash flows. However the presentation of the cash flow statement differs from that required under UK GAAP. IFRS requires the cash flows of the Group to be analysed between operating activities, investing activities and financing activities.

Following the de-recognition of insurance broking debtors, the Group has decided

to separately disclose fiduciary cash and financial assets from its own ('Corporate') assets on the balance sheet. In addition, a columnar presentation has been adopted for the cash flow statement in order that the impact of movements in insurance broking balances on cash flows can be fully appreciated.

Reconciliations between IFRS and UK GAAP

The following reconciliations provide a quantification of the effect of the transition to IFRS. The first reconciliation provides an overview of the impact on equity of the transition at 1 January 2004, 30 June 2004 and 31 December 2004. The following five reconciliations provide details of the impact of the transition on:

- equity at 1 January 2004
- equity at 30 June 2004
- equity at 31 December 2004
- net income 30 June 2004
- net income 31 December 2004

Reconciliation of equity at 1 January 2004

	UK GAAP £'000	Transition adjustment £'000	IFRS £'000
ASSETS			
Non-current assets			
Goodwill	158,511	-	158,511
Intangible assets	-	6,176	6,176
Property, plant and equipment	17,715	(6,176)	11,539
Investments in associated undertakings	215	-	215
Available-for-sale financial assets	3,648	730	4,378
Deferred tax assets	3,778	5,373	9,151
	183,867	6,103	189,970
Current assets			
Trade and other receivables	3,786,014	(3,754,168)	31,846
Available-for-sale financial assets	46,744	(32,133)	14,611
Derivative financial instruments	-	31,586	31,586
Current tax recoverable	3,450	-	3,450
Cash and cash equivalents	280,584	(163,546)	117,038
	4,116,792	(3,918,261)	198,531
Fiduciary available-for-sale financial assets	-	37,346	37,346
Fiduciary cash and cash equivalents	-	163,546	163,546
	4,116,792	(3,717,369)	399,423
LIABILITIES			
Current liabilities			
Trade and other payables	4,016,143	(3,963,656)	52,487
Insurance broking creditors	-	200,892	200,892
Borrowings	18,641	-	18,641
Current tax liabilities	18,069	11,282	29,351
Retirement benefit obligations	-	429	429
Provisions	11,499	(4,970)	6,529
	4,064,352	(3,756,023)	308,329
Net current assets	52,440	38,654	91,094
Non-current liabilities			
Trade and other payables	1,151	-	1,151
Borrowings	37,595	39,370	76,965
Deferred tax liabilities	-	-	-

Provisions	-	4,970	4,970
	38,746	44,340	83,086
Net assets	197,561	417	197,978
SHAREHOLDERS' EQUITY			
Share capital	2,622	(200)	2,422
Share premium	132,638	-	132,638
Treasury shares	(10,904)	-	(10,904)
Fair value and other reserves	134,632	(34,710)	99,922
Exchange reserves	-	-	-
Retained earnings	(61,649)	35,327	(26,322)
Total shareholders' equity	197,339	417	197,756
Minority interest in equity	222	-	222
Total equity	197,561	417	197,978

Reconciliation of equity at 30 June 2004

	UK GAAP £'000	Transition adjustment £'000	IFRS £'000
ASSETS			
Non-current assets			
Goodwill	152,976	4,539	157,515
Intangible assets	-	5,898	5,898
Property, plant and equipment	16,738	(5,898)	10,840
Investments in associated undertakings	451	-	451
Available-for-sale financial assets	3,091	413	3,504
Deferred tax assets	3,210	4,316	7,526
	176,466	9,268	185,734
Current assets			
Trade and other receivables	4,733,769	(4,637,737)	96,032
Available-for-sale financial assets	34,545	(23,306)	11,239
Derivative financial instruments	-	2,350	2,350
Current tax recoverable	27	-	27
Cash and cash equivalents	366,560	(219,636)	146,924
	5,134,901	(4,878,329)	256,572
Fiduciary available-for-sale financial assets	-	27,656	27,656
Fiduciary cash and cash equivalents	-	219,636	219,636
	5,134,901	(4,631,037)	503,864
LIABILITIES			
Current liabilities			
Trade and other payables	4,957,387	(4,913,630)	43,757
Insurance broking creditors	-	247,292	247,292
Borrowings	30,124	-	30,124
Current tax liabilities	41,933	-	41,933
Retirement benefit obligations	-	397	397
Provisions	10,146	(2,556)	7,590
	5,039,590	(4,668,497)	371,093
Net current assets	95,311	37,460	132,771
Non-current liabilities			
Trade and other payables	1,215	-	1,215
Borrowings	27,225	39,433	66,658
Deferred tax liabilities	3,934	2,419	6,353
Provisions	-	2,556	2,556

	32,374	44,408	76,782
Net assets	239,403	2,320	241,723
SHAREHOLDERS' EQUITY			
Share capital	2,629	(200)	2,429
Share premium	133,697	-	133,697
Treasury shares	(10,353)	-	(10,353)
Fair value and other reserves	134,632	(35,610)	99,022
Exchange reserve	-	(918)	(918)
Retained earnings	(21,484)	39,048	17,564
Total shareholders' equity	239,121	2,320	241,441
Minority interest in equity	282	-	282
Total equity	239,403	2,320	241,723

Reconciliation of equity at 31 December 2004

	UK GAAP £'000	Transition adjustment £'000	IFRS £'000
ASSETS			
Non-current assets			
Goodwill	143,169	8,774	151,943
Intangible assets	-	6,318	6,318
Property, plant and equipment	15,686	(6,318)	9,368
Investments in associated undertakings	32	-	32
Available-for-sale financial assets	18,920	743	19,663
Deferred tax assets	4,646	4,235	8,881
	182,453	13,752	196,205
Current assets			
Trade and other receivables	3,783,565	(3,746,282)	37,283
Available-for-sale financial assets	26,918	(10,888)	16,030
Derivative financial instruments	-	2,231	2,231
Current tax recoverable	3,146	-	3,146
Cash and cash equivalents	226,258	(141,590)	84,668
	4,039,887	(3,896,529)	143,358
Fiduciary available-for-sale financial assets	-	15,615	15,615
Fiduciary cash and cash equivalents	-	141,590	141,590
	4,039,887	(3,739,324)	300,563
LIABILITIES			
Current liabilities			
Trade and other payables	3,962,716	(3,915,525)	47,191
Insurance broking creditors	-	157,205	157,205
Borrowings	24,987	-	24,987
Current tax liabilities	31,735	-	31,735
Retirement benefit obligations	-	365	365
Provisions	3,108	(1,646)	1,462
	4,022,546	(3,759,601)	262,945
Net assets	17,341	20,277	37,618
Non-current liabilities			
Trade and other payables	2,877	-	2,877
Borrowings	13,625	39,496	53,121
Deferred tax liabilities	12	2,807	2,819
Provisions	-	1,646	1,646

	16,514	43,949	60,463
Net assets	183,280	(9,920)	173,360
SHAREHOLDERS' EQUITY			
Share capital	2,555	(200)	2,355
Share premium	136,585	-	136,585
Treasury shares	(10,284)	-	(10,284)
Fair value and other reserves	134,718	(35,142)	99,576
Exchange reserves	-	(4,880)	(4,880)
Retained earnings	(80,643)	30,302	(50,341)
Total shareholders' equity	182,931	(9,920)	173,011
Minority interest in equity	349	-	349
Total equity	183,280	(9,920)	173,360

Reconciliation of net income for six months ended 30 June 2004

	UK GAAP £'000	Transition adjustment £'000	IFRS £'000
Commission and fees	202,288	(1,225)	201,063
Interest income	3,809		3,809
Total revenue	206,097	(1,225)	204,872
Other operating income	30,582	(28,111)	2,471
Operating expenses	(113,139)	(6,433)	(119,572)
Depreciation, amortisation and impairment charges	(8,508)	4,534	(3,974)
Operating profit	115,032	(31,235)	83,797
Analysed as:			
Trading result	97,334	(1,883)	95,451
Depreciation, amortisation and impairment charges	(8,508)	4,534	(3,974)
Exceptional items	26,206	(33,886)	(7,680)
Operating profit	115,032	(31,235)	83,797
Finance income	103	-	103
Finance costs	(1,059)	(1,263)	(2,322)
Share of losses of associated undertakings	(985)	-	(985)
Profit before taxation	113,091	(32,498)	80,593
Taxation	(40,918)	10,053	(30,865)
Profit for the period	72,173	(22,445)	49,728
Earnings per 1p common share			
Basic	30.72p		21.53p
Diluted	27.57p		19.47p
Earnings excluding goodwill amortisation and exceptional items per 1p common share			
Basic	24.72p		23.79p
Diluted	22.28p		21.46p

Reconciliation of net income for year ended 31 December 2004

	UK GAAP £'000	Transition adjustment £'000	IFRS £'000
Commission and fees	296,657	(1,133)	295,524
Interest income	7,944		7,944
Total revenue	304,601	(1,133)	303,468
Other operating income	30,307	(28,111)	2,196
Operating expenses	(224,263)	(8,754)	(233,017)
Depreciation, amortisation and impairment charges	(16,670)	9,027	(7,643)
Operating profit	93,975	(28,971)	65,004
Analysed as:			
Trading result	88,781	(1,443)	87,338
Depreciation, amortisation and impairment charges	(16,670)	9,027	(7,643)
Exceptional items	21,864	(36,555)	(14,691)
Operating profit	93,975	(28,971)	65,004
Finance income	412		412
Finance costs	(2,122)	(2,526)	(4,648)
Share of losses of associated undertakings	(1,840)		(1,840)
Profit before taxation	90,425	(31,497)	58,928
Taxation	(35,681)	8,812	(26,869)
Profit for the period	54,744	(22,685)	32,059
Earnings per 1p common share			
Basic	22.64p		13.88p
Diluted	20.81p		13.13p
Earnings excluding goodwill amortisation and exceptional items per 1p common share			
Basic	20.40p		19.89p
Diluted	18.85p		18.41p

4. SEGMENTAL REPORTING

Primary reporting format - Business segments

The Group had only one business segment during the six months ended 30 June 2005, being the provision of reinsurance intermediary, risk advisory and related services. The Group manages its core reinsurance intermediary business on the basis of two operating divisions, International and the US.

Operating division analysis

The International Division incorporates business emanating from customers located outside of the US together with revenues from certain speciality lines which operate on a global basis. The US Division encompasses the Group's business emanating from customers located in mainland US, excluding revenues from those global speciality lines. The US Division also includes the Group's corporate financial and investment advisory businesses. The Corporate Division

reflects certain expenses that are incurred at the head office level in connection with the provision of central functions and also the results of the Group's investment portfolio. The analysis of results by operating division below is presented by way of additional information which conforms with the manner in which the Group operates its business and assesses its financial performance.

Operating division analysis for the six months ended 30 June 2005

	International £'000	US £'000	Corporate £'000	Group £'000
Total Revenue	115,902	78,405	1,916	196,223
Trading result	52,904	36,567	(7,484)	81,987
Depreciation, amortisation and impairment	(2,182)	(1,099)	(2,747)	(6,028)
Exceptional items	(1,317)	(745)	(430)	(2,492)
Group operating profit	49,405	34,723	(10,661)	73,467
Finance costs - net				(308)
Share of losses of associated undertakings				(825)
Profit before taxation				72,334
Taxation				(27,419)
Profit for the period				44,915

Operating division analysis for the six months ended 30 June 2004

	International £'000	US £'000	Corporate £'000	Group £'000
Total Revenue	121,249	80,721	2,902	204,872
Trading result	62,559	41,099	(8,207)	95,451
Depreciation, amortisation and impairment	(2,233)	(1,127)	(614)	(3,974)
Exceptional items	(3,257)	(1,844)	(2,579)	(7,680)
Operating profit	57,069	38,128	(11,400)	83,797
Finance costs - net				(2,219)
Share of losses of associated undertakings				(985)
Profit before taxation				80,593
Taxation				(30,865)
Profit for the period				49,728

5. EXCEPTIONAL ITEMS

	6 months to 30 June 2005 £'000	6 months to 30 June 2004 £'000
Other operating income		
Gain on sale of		

available-for-sale financial assets	-	2,443

Operating expenses		
Bonus paid to employees	-	(3,023)
Awards granted to employees	(2,492)	(5,959)
Loss on disposal of subsidiary operations	-	(1,141)
	(2,492)	(10,123)

Gain on sale of investments

In January 2004 the Group sold its entire holding of shares in BRiT Insurance PLC resulting in a gain of £387,000. In February 2004 the Group sold its entire holding of Montpelier Re Holdings Limited warrants which resulted in a gain of £29,105,000 of which, under IFRS, £28,111,000 has been recognised in prior periods by way of movements in fair value taken through the income statement. In March 2004 the Group sold 200,000 ordinary shares in Equity Partnership Limited and 10,618,850 shares in Uni Alliance Insurance Holdings Limited resulting in a gain of £1,062,000.

Bonus paid to employees

In connection with the gain on disposal of the Group's holding of warrants in Montpelier Re Holdings Limited, a one-off bonus was paid to all employees.

Awards granted to employees

In March 2003 share based awards were made under the 2002 Incentive Plan to certain key employees of the Group in respect of services provided prior to the Company's Initial Public Offering. No previous awards had been made under the 2002 Incentive Plan and the plan ceased to be available for the issue of new awards with effect from June 2003. In accordance with IFRS, the cost of these awards is being spread over the 12 to 36 month vesting period from the date of grant.

On the acquisition of EW Blanch Holdings, Inc. the Group provided share based awards to certain key employees for which the cost was spread over a 17 to 29 month vesting period from the date of the award.

Loss on disposal of subsidiary operations

In April 2004 the Group disposed of its interest in Wildnet Group Limited, a wholly owned subsidiary, resulting in a loss of £1,141,000.

6. TAXATION

	6 months to 30 June 2005 £'000	6 months to 30 June 2004 £'000
UK Corporation		
Current taxation	18,410	22,936
Deferred taxation	(1,951)	(9,987)
	16,459	12,949
Foreign tax		
Current taxation	3,770	10,866
Deferred taxation	7,190	7,050
	10,960	17,916
Total taxation	27,419	30,865

7. DIVIDENDS

	6 months to 30 June 2005 £'000	6 months to 30 June 2004 £'000
Final paid in respect of 2004 - 7p (2003 : 6p) per common shares of 1p each	15,691	13,819

Dividends amounting to £175,000 (2004: £153,000) in respect of the Company's common shares held by employee share trusts have been deducted in arriving at the aggregate of dividends paid.

An interim dividend in respect of 2005 of 3.5p per share (2004 : 13.5p, which included a special dividend of 10p per share) is payable on 15 November 2005 to shareholders who were registered at the close of business on 14 October 2005.

8. EARNINGS PER SHARE

Basic earnings per share is calculated by dividing the earnings attributable to common shareholders by the weighted average number of common shares in issue during the year, excluding those held in the employee share trusts which are treated as cancelled.
For diluted earnings per share, the weighted average number of common shares in issue, excluding those held in the employee share trusts, is adjusted to assume conversion of all dilutive potential common shares. The Company has had the following three classes of shares which were potentially dilutive during the years presented:

(i) cumulative redeemable convertible preference shares;

(ii) those share awards granted to employees where the exercise price is less than the estimated fair value of the Company's common shares during the relevant year; and

(iii) deferred share units.

Supplementary basic and diluted earnings per share have been calculated to exclude the effect of exceptional items, non-operating gains and losses and goodwill amortisation. The adjusted numbers have been provided in order that the effects of these charges on reported earnings can be fully appreciated.

	6 months to 30 June 2005			6 months to 30	
	Earnings £'000	Weighted average number of shares	Pence per share	Earnings £'000	Weighted average number of shares
Unadjusted earnings per share					
Basic earnings per share Earnings attributable to common shareholders	44,864	224,193,565	20.01	49,664	230,642,83
Effect of dilutive securities Share options		15,507,336	(1.29)	-	1
Deferred share units		2,887,976	(0.22)	-	
Cumulative redeemable convertible preference shares	1,263	16,000,000	(0.66)	1,263	16,000,00
Diluted earnings per share	46,127	258,588,877	17.84	50,927	261,567,99
Adjusted earnings per share					
Basic earnings per share	44,864	224,193,565	20.01	49,664	230,642,83
Exceptional items	2,492		1.11	7,680	

Tax on exceptional items	(813)		(0.36)	(2,482)	
Basic earnings per share excluding exceptional items	46,543	224,193,565	20.76	54,862	230,642,83
Diluted earnings per share	46,127	258,588,877	17.84	50,927	261,567,99
Exceptional items	2,492		0.96	7,680	
Tax on exceptional items	(813)		(0.31)	(2,482)	
Diluted earnings per share excluding exceptional items	47,806	258,588,877	18.49	56,125	261,567,99

9. TRADE AND OTHER RECEIVABLES

	At 30 June 2005	At 30 June 2004	At 31 December 2004
	£'000	£'000	£'000
Trade debtors	81,137	94,794	29,530
Less provision for bad debts	(10,376)	(11,973)	(10,811)
Trade debtors - net	70,761	82,821	18,719
Amounts due from associated undertakings	197	1,572	-
Other debtors	4,214	4,331	4,083
Prepayments and accrued income	15,698	7,308	14,481
	90,870	96,032	37,283

10. TRADE AND OTHER PAYABLES

	At 30 June 2005	At 30 June 2004	At 31 December 2004
	£'000	£'000	£'000
Current liabilities			
Trade creditors	5,892	4,052	5,914
Amounts due to associated undertakings	-	-	168
Social security payable	3,462	3,313	3,515
Other creditors and accruals	28,747	36,392	37,594
	38,101	43,757	47,191
Non-current liabilities			
Other creditors and accruals	3,480	1,215	2,877
	41,581	44,972	50,068

11. PROVISIONS

	Litigation and disputes	Vacant properties	Other	Total
	£'000	£'000	£'000	£'000
At 1 January 2005	1,088	1,020	1,000	3,108
Exchange adjustments	34	37	-	71
Transfer to income statement	(12)	-	-	(12)
Utilised in year	(363)	(245)	-	(608)
At 30 June 2005	747	812	1,000	2,559

Provisions have been analysed between current and non-current as follows:

	At 30 June 2005	At 30 June 2004
	£'000	£'000
Current	1,112	7,590
Non-current	1,447	2,556
	2,559	10,146

12. STATEMENT OF CHANGES IN SHAREHOLDERS EQUITY

	Share capital £'000	Share premium £'000	Treasury shares £'000	Fair value and other reserves £'000	Retained earnings £'000	rese Ex
Balance at 1 January 2004	2,422	132,638	(10,904)	99,922	(26,322)	
Total recognised income for the period	-	-	-	(900)	49,664	
Dividend	-	-	-	-	(13,819)	
Provision for share awards	-	-	-	-	7,542	
Shares issued to employees	7	1,059	551	-	(654)	
Repurchase and cancellation of own shares	-	-	-	-	-	
Proceeds on disposal of own shares	-	-	-	-	1,153	
Balance at 30 June 2004	2,429	133,697	(10,353)	99,022	17,564	
Total recognised expense for the period	-	-	-	468	(17,736)	(
Dividend	-	-	-	-	(31,270)	
Provision for share awards	-	-	-	-	6,248	
Shares issued to employees	12	2,888	(509)	-	(2,747)	
Repurchase and cancellation of own shares	(86)	-	-	86	(22,453)	
Proceeds on disposal of own shares	-	-	578	-	53	
Balance at 31 December 2004	2,355	136,585	(10,284)	99,576	(50,341)	(
Total recognised income for the period	-	-	-	(29)	44,864	
Dividend	-	-	-	-	(15,666)	
Provision for share awards	-	-	-	-	6,568	
Shares issued to employees	12	741	20	-	26	
Repurchase and cancellation of own shares	(24)	-	-	24	(6,356)	
Proceeds on disposal of own shares	-	-	-	-	-	
Balance at 30 June 2005	2,343	137,326	(10,264)	99,571	(20,905)	

13. CASH FLOW FROM OPERATING ACTIVITIES

Reconciliation of operating profit to net cash inflow from operating activities:

	6 months to 30 June 2005 £'000	6 months to 30 June 2004 £'000
Continuing operations		
Net profit	44,915	49,728
Adjusted for:		
Taxation	27,419	30,865
Depreciation, amortisation and impairment charges	6,028	3,974
Fair value gains/(losses) through income statement	1,689	(45)
Loss on disposal of subsidiary operations	-	1,141
Gain on sale of available-for-sale financial assets	-	(2,443)
Gain on disposal of property, plant and equipment	-	(28)
Cost of shares gifted during the year	50	-
Cost of share options issued	6,568	8,027
Interest income	(3,700)	(3,809)
Investment income	(1,866)	(103)
Interest expense	2,174	2,322
Share of losses of associated undertakings	825	985
Increase in trade and other receivables	(53,700)	(63,759)
Decrease in payables	(11,191)	(8,747)
Decrease in provisions	(549)	(2,575)
Exchange translation differences	(1,156)	459
Corporate cash generated from operations	17,506	15,992
Increase in insurance broking creditors	102,319	46,400
Exchange translation differences	(4,500)	4,150
Cash generated from operations	115,325	66,542

14. CONTINGENT LIABILITIES

Lloyd's New Central Fund Arbitration

In April 2003, the Society of Lloyd's ('Lloyd's') commenced arbitration proceedings against six insurers for recovery of claims of approximately £500million made under an insurance contract to support the New Central Fund ('the NCF Insurance'). The NCF Insurance was placed by the Company's UK subsidiary, Benfield Limited, together with another broker. In August 2004, the arbitration panel ('the Panel') heard evidence given on behalf of Lloyd's and one of the insurers, Swiss Re.

In January 2005, the Panel made a partial award in respect of the dispute between Lloyd's and Swiss Re. It found in favour of Lloyd's on the issue of proper interpretation of the wording of the policy. However, it was also found that with respect to the presentation of the risk, Swiss Re was prima facie entitled to avoid the policy. In March 2005 after the conclusion of the second part of the hearing of the arbitration Panel, but before the Panel delivered a final award, Lloyd's reached a settlement with all six insurers. Lloyd's press announcement dated 14 March 2005 stated that the settlement was on terms that the insurers pay Lloyd's a total of £152 million.

Benfield had previously entered into a standstill agreement with Lloyd's to address limitation issues and intended to assess its exposure following a final award by the Panel. However, as a result of the settlement, there has been no final award. Discussions with Lloyd's continue and the Company has taken advice from leading counsel. At present, on the basis of legal advice it has received, the Company takes the view that this matter will not result in a material liability.

Introduction

We have been instructed by the company to review the financial information for the six months ended 30 June 2005 which comprises the consolidated interim balance sheet as at 30 June 2005 and the related consolidated interim statements of income, cash flows and statement of recognized gains and losses for the six months then ended and related notes. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority.

As disclosed in note 1, the next annual financial statements of the group will be prepared in accordance with the International Financial Reporting Standards. This interim report has been prepared in accordance with the basis set out in note 1.

The accounting policies are consistent with those that the directors intend to use in the next annual financial statements. As explained in note 1, there is, however, a possibility that the directors may determine that some changes are necessary when preparing the full annual financial statements for the first time in accordance with the International Financial Reporting Standards. The IFRS standards and IFRIC interpretations that will be applicable and adopted for use in the European Union at 31 December 2005 are not known with certainty at the time of preparing this interim financial information.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the disclosed accounting policies have been applied. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit and therefore provides a lower level of assurance. Accordingly we do not express an audit opinion on the financial information. This report, including the conclusion, has been prepared for and only for the company for the purpose of the Listing Rules of the Financial Services Authority and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2005.

PricewaterhouseCoopers LLP
London
08 September 2005

Notes:

(a) The maintenance and integrity of the Benfield Group Limited web site is the responsibility of the directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the interim report since it was initially presented on the web site.

(b) Legislation in the United Kingdom governing the preparation and dissemination of financial information may differ from legislation in other jurisdictions.

Benfield Group Limited

Extract of the Minutes of a Board meeting held on Thursday 8 September 2005 at 55 Bishopsgate London EC2N 3BD

Present:	D J Coldman J L P Whiter	
In attendance:	M R Cain	(as Secretary)

1. Share Allotment

It was reported that, under the 1998 Share Option Plan, a total of 127,500 options are being exercised in accordance with the Rules of the Plan. As at 8 September 2005 these option's are to be allotted to the individuals detailed below as Common Shares of £0.01 Each:-

Petra Vynckier	IVC: 12639	25,000 shares
Wim Raeymaekers	IVC: 11757	62,500 shares
Andreas Dieterich	IVC: 12035	40,000 shares

Resolved:

That the shares be allotted to the individuals concerned.

The Secretary is to instruct the Registrars to issue the relevant share certificates

....

Director

Benfield Group Limited

Extract of the Minutes of a Board meeting held on Thursday 8 September 2005 at 55 Bishopsgate London EC2N 3BD

Present:	D J Coldman J L P Whiter	(Chairman)
In attendance:	M R Cain	(as Secretary)

1. Share Allotment

It was reported that, under the 2003 Performance Incentive Plan, a total of 16,667 options are being exercised in accordance with the Rules of the Plan. As at 8 September 2005 these option's are to be allotted to the individuals detailed below as Common Shares of £0.01 Each:-

Jeremy Mander	IVC: 2088	3,334 shares
David Coombs	IVC: 10040	5,000 shares
Petra Vynckier	IVC: 12639	3,333 shares
Wim Raeymaekers	IVC: 11757	5,000 shares

Resolved:

That the shares be allotted to the individuals concerned.

The Secretary is to instruct the Registrars to issue the relevant share certificates.

....
Director

CONFIDENTIAL

Benfield Group Limited

Minutes of a Board meeting
held on Friday 9 September 2005
at 55 Bishopsgate London EC2N 3BD

Present: D J Coldman
J L P Whiter

In attendance: M R Cain (as Secretary)

1. **Share Allotment – 2002 Incentive Plan**

It was reported that, under the 2002 Incentive Plan, a total of 33,334 options are being exercised in accordance with the rules of the Plan. As at 9 September 2005 these options are to be allotted to the individuals detailed below as Common Shares of £0.01 each:-

Resolved:

Harold Hans Robert Towler – 33,334 shares

The Secretary is to instruct the Registrars to issue the relevant share certificate(s).

There being no further business the meeting was closed.

....
Chairman/Director

CONFIDENTIAL

Benfield Group Limited

Extract of the Minutes of a Board meeting held on Friday 9 September 2005 at 55 Bishopsgate London EC2N 3BD

Present:	D J Coldman J L P Whiter	
In attendance:	M R Cain	(as Secretary)

1. Share Allotment

It was reported that, under the 1998 Share Option Plan, a total of 250,000 options are being exercised in accordance with the Rules of the Plan. As at 9 September 2005 these option's are to be allotted to the individuals detailed below as Common Shares of £0.01 Each:-

Harold Hans Robert Towler	IVC: 10003	250,000 shares

Resolved:

That the shares be allotted to the individuals concerned.

The Secretary is to instruct the Registrars to issue the relevant share certificates

....
Director

Benfield Group Limited

Extract of the Minutes of a Board meeting held on Monday 12 September 2005 at 55 Bishopsgate London EC2N 3BD

Present:	D J Coldman J L P Whiter	(Chairman)
In attendance:	M Cain	(as Secretary)

1. Share Allotment

It was reported that, under the 2002 Incentive Plan, a total of 3,750 DSU's have vested and distributed in accordance with the Rules of the Plan. These DSU's are to be allotted as at 12 September 2005 to the individual detailed below as Common Shares of £0.01 Each.

Resolved:

That the shares be allotted to the individuals concerned as follows:-

Peter Chandler (IVC 25049) – 3,750 Common Shares

The Secretary is to instruct the Registrars to issue the relevant share certificates.

....
Director

Benfield Group Limited

Extract of the Minutes of a Board meeting held on Wednesday 14 September 2005 at 55 Bishopsgate London EC2N 3BD

Present:	D J Coldman	
	J L P Whiter	
In attendance:	M R Cain	(as Secretary)

1. Share Allotment

It was reported that, under the 1998 Share Option Plan, a total of 25,000 options are being exercised in accordance with the Rules of the Plan.

As at 14 September 2005 these option's are to be allotted to the individual detailed below as Common Shares of £0.01 Each:-

Benjamin Love	IVC: 10355	25,000 shares

Resolved:

That the shares be allotted to the individuals concerned.

The Secretary is to instruct the Registrars to issue the relevant share certificates

....
Director

Benfield Group Limited

Extract of the Minutes of a Board meeting held on Wednesday 14 September 2005 at 55 Bishopsgate London EC2N 3BD

Present:	D J Coldman J L P Whiter	(Chairman)
In attendance:	M R Cain	(as Secretary)

1. Share Allotment

It was reported that, under the 2003 Performance Incentive Plan, a total of 3,334 options are being exercised in accordance with the Rules of the Plan. As at 14 September 2005 these option's are to be allotted to the individual detailed below as Common Shares of £0.01 Each:-

Benjamin Love	IVC: 10355	3,334 shares

Resolved:

That the shares be allotted to the individual concerned.

The Secretary is to instruct the Registrars to issue the relevant share certificates.

....
Director

CONFIDENTIAL

Benfield Group Limited

Extract of the Minutes of a Board meeting held on Friday 16 September 2005 <u>at 55 Bishopsgate London EC2N 3BD</u>

Present:	D J Coldman J L P Whiter	(Chairman)
In attendance:	M R Cain	(as Secretary)

1. Share Allotment

It was reported that, under the 2003 Performance Incentive Plan, a total of 33,334 options are being exercised in accordance with the Rules of the Plan. As at 16 September 2005 these option's are to be allotted to the individual detailed below as Common Shares of £0.01 Each:-

Mark Bennett Homer	IVC: 7658	33,334 shares

Resolved:

That the shares be allotted to the individual concerned.

The Secretary is to instruct the Registrars to issue the relevant share certificates.

....
Director

Benfield Group Limited

Minutes of a Board meeting
held on Friday 16 September 2005
at 55 Bishopsgate London EC2N 3BD

Present: D J Coldman
J L P Whiter

In attendance: M R Cain (as Secretary)

1. Share Allotment – 2002 Incentive Plan

It was reported that, under the 2002 Incentive Plan, a total of 83,334 options are being exercised in accordance with the rules of the Plan. As at 16 September 2005 these options are to be allotted to the individuals detailed below as Common Shares of £0.01 each:-

Resolved:

Mark Bennett Homer – 83,334 shares

The Secretary is to instruct the Registrars to issue the relevant share certificate(s).

There being no further business the meeting was closed.

....
Chairman/Director

Benfield Group Limited

Extract of the Minutes of a Board meeting held on Friday 16 September 2005 at 55 Bishopsgate London EC2N 3BD

Present:	D J Coldman J L P Whiter	
In attendance:	M R Cain	(as Secretary)

1. **Share Allotment**

It was reported that, under the 1998 Share Option Plan, a total of 62,500 options are being exercised in accordance with the Rules of the Plan.

As at 16 September 2005 these option's are to be allotted to the individual detailed below as Common Shares of £0.01 Each:-

Mark Bennett Homer	IVC: 7658	62,500 shares

Resolved:

That the shares be allotted to the individuals concerned.

The Secretary is to instruct the Registrars to issue the relevant share certificates

....
Director

Benfield Group Limited

Minutes of a Board meeting
held on Friday 16 September 2005
at 55 Bishopsgate London EC2N 3BD

Present:	D J Coldman J L P Whiter	
In attendance:	M R Cain	(as Secretary)

1. Share Allotment – 2002 Incentive Plan

It was reported that, under the 2002 Incentive Plan, a total of 25,000 options are being exercised in accordance with the rules of the Plan. As at 16 September 2005 these options are to be allotted to the individuals detailed below as Common Shares of £0.01 each:-

Resolved:

John Raymond Stephen Orchard (IVC: 7517) – 25,000 shares

The Secretary is to instruct the Registrars to issue the relevant share certificate(s).

There being no further business the meeting was closed.

....
Chairman/Director

Benfield Group Limited

Extract of the Minutes of a Board meeting held on Monday 19 September 2005 at 55 Bishopsgate London EC2N 3BD

Present:	D J Coldman J L P Whiter	(Chairman)
In attendance:	M Cain	(as Secretary)

1. Share Allotment

It was reported that, under the 2002 Incentive Plan, a total of 48,049 DSU's have vested and distributed in accordance with the Rules of the Plan. These DSU's are to be allotted as at 18 September 2005 to the individuals detailed below as Common Shares of £0.01 Each.

Resolved:

That the shares be allotted to the individuals concerned as follows:-

Phillip Campbell (IVC 15071) – 9,807 Common Shares
Thomas Collett (IVC 15095) – 21,576 Common Shares
Jeremy Gluck (IVC 15199) – 16,666 Common Shares

The Secretary is to instruct the Registrars to issue the relevant share certificates.

[signature]
....
Director

Benfield Group Limited

Extract of the Minutes of a Board meeting
held on Monday 19 September 2005
<u>at 55 Bishopsgate London EC2N 3BD</u>

Present:	D J Coldman J L P Whiter	(Chairman)
In attendance:	M Cain	(as Secretary)

1. Share Allotment

It was reported that, under the Deferred Share Unit ("DSU") Plan, a total of 37,045 DSU's had vested and distributed in accordance with the Rules of the Plan. As at 18 September 2005 these DSU's are to be allotted to the following individuals as Common Shares of £0.01 Each:-

(IVC ~~6148~~ 25037) Daniel Carberry	3,125 Common Shares of 1p each
(IVC 25050) Teresa Finkes	5,205 Common Shares of 1p each
(IVC 25154) Kelly Preston	5,205 Common Shares of 1p each
(IVC 15401) Christopher Ruyak	23,510 Common Shares of 1p each

Resolved:

That the shares be allotted to the individuals concerned.

The Secretary is to instruct the Registrars to issue the relevant share certificates.

....
Director

Benfield Group Limited

Extract of the Minutes of a Board meeting held on Monday 19 September 2005 at 55 Bishopsgate London EC2N 3BD

Present:	D J Coldman J L P Whiter	(Chairman)
In attendance:	M R Cain	(as Secretary)

1. Share Allotment

It was reported that, under the 2003 Performance Incentive Plan, a total of 63,019 DSU's had vested and distributed in accordance with the Rules of the Plan. As at 18 September 2005 these DSU's are to be allotted to the following individuals as Common Shares of £0.01 Each:-

(IVC 25001) Rob Bredahl	– 14,333 Common Shares of 1p each
(IVC 12691) David Brinkman	– 6,666 Common Shares of 1p each
(IVC 15095) Tom Collett	– 6,666 Common Shares of 1p each
(IVC 28392) Ronald Collins	– 2,266 Common Shares of 1p each
(IVC 15187) Ralph Flum	– 7,166 Common Shares of 1p each
(IVC 28734) Daniel Malloy	– 6,666 Common Shares of 1p each
(IVC 21520) Daniel O'Keefe	– 3,833 Common Shares of 1p each
(IVC 12438) James Pogorzelski	– 3,333 Common Shares of 1p each
(IVC 21767) Scott Polkinghorne	– 6,666 Common Shares of 1p each
(IVC 21811) Anthony Provenzale	– 1,291 Common Shares of 1p each
(IVC 21859) Milan Radonich	– 3,833 Common Shares of 1p each
(IVC 22580) Carolyn Sweitzer	– 300 Common Shares of 1p each

Resolved:

That the shares be allotted to the individuals concerned.

The Secretary is to instruct the Registrars to issue the relevant share certificates.

....
Director

Benfield Group Limited
20 September 2005

Benfield Group Limited

Purchase of Own Securities

Benfield Group Limited announces that on 20 September 2005 it purchased for cancellation 1,000,000 of its 1p ordinary shares at a price of 292 pence per ordinary share.

This information is provided by RNS
The company news service from the London Stock Exchange

Benfield Group Limited
20 September 2005

This announcement replaces the Directors Shareholding announcement which was released today at 9.52am under RNS number 4833R. The share sale figure and the total holding and percentage after notification for Paul Karon have been amended.

All other details remain unchanged.

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

As part of the Benfield Common Share Dealing Facility which was put in place today by Benfield Group to coincide with the third release of Employee Lock-Ups following the IPO in June 2003, the following Directors participated:

- John Coldman
- Dominic Christian
- Paul Karon

Paul Karon has also today transferred 52,500 Share to The Karon Family Foundation, Inc, a charitable foundation to which neither Mr Karon nor any of his connected persons is a beneficiary.

1. Name of company

Benfield Group Limited

2. Name of director

(i) John Coldman
(ii) Dominic Christian
(iii) Paul Karon

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

(i) Beneficial
(ii) Beneficial
(iii) Beneficial

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

(i) John Coldman - 14,875,000 shares
(ii) Dominic Christian - 357,568 shares
(iii) Paul Karon

- Paul Karon -1,974,730 shares
- Paul and Sarah Karon Family Limited Partnership - 505,000 shares

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Sale of Common Shares of Benfield Group Limited

7. Number of shares / amount of stock acquired

Not applicable

8. Percentage of issued class

Not applicable

9. Number of shares/amount of stock disposed

i) John Coldman - 750,000 shares sold
ii) Dominic Christian - 177,831 shares sold
iii) Paul Karon

- 1,187,365 shares sold by Paul Karon

- 52,500 shares transferred to The Karon Family Foundation, Inc, a charitable foundation to which neither Mr Karon nor any of his associates is a beneficiary

10. Percentage of issued class

i) John Coldman - 0.32%
ii) Dominic Christian - 0.08%
iii) Paul Karon - 0.53%

11. Class of security

Common Shares of £0.01 each

12. Price per share

£2.92 per share*

*NB Not applicable to the transfer of shares to The Karon Family Foundation, Inc

13. Date of transaction

20 September 2005

14. Date company informed

20 September 2005

15. Total holding following this notification

(i) John Coldman - 14,125,000 shares
(ii) Dominic Christian - 179,737 shares
(iii) Paul Karon

- Paul Karon - 734,865 shares
- Paul and Sarah Karon Family Limited Partnership - 505,000 shares
- The Karon Family Foundation Inc - 52,500 shares*

* Non-beneficial holding

16. Total percentage holding of issued class following this notification

i) John Coldman - 6.00%
ii) Dominic Christian - 0.08%
iii) Paul Karon - 0.55%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

n/a

18. Period during which or date on which exercisable

n/a

19. Total amount paid (if any) for grant of the option

n/a

20. Description of shares or debentures involved: class, number

n/a

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

n/a

22. Total number of shares or debentures over which options held following this notification

n/a

23. Any additional information

24. Name of contact and telephone number for queries

Jenny Hermon - 0207 522 4040

25. Name and signature of authorised company official responsible for making this notification

Michael Cain - Head of Company Secretariat

Date of Notification

20 September 2005

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

Benfield Group Limited
20 September 2005

RNS Announcement

20 September 2005

This announcement replaces the 'Result of Placing' announcement which was released today at 9.51am under RNS number 4830R.

The share sale figure for Paul Karon has been amended. All other details remain unchanged.

BENFIELD GROUP LIMITED

Common Share Dealing Facility & Accelerated Global Tender

Benfield Group Limited ('Benfield' or the 'Company'), the reinsurance intermediary, today announces that employee shareholders and Directors have sold 11,930,834 common shares (the 'Shares') as part of the Company's Common Share Sale Facility referred to in its announcement of 8 September 2005. The shares were placed in the market by Merrill Lynch International on 20 September 2005 at a price of 292p following completion of an accelerated book building process.

The number of Shares sold in the Common Share Sale Facility includes 2,115,196 Shares sold by Directors and their connected persons. The following Directors participated in the Common Share Sale Facility and sold the following number of Shares:

- John Coldman - 750,000 shares
- Dominic Christian - 177,831 shares
- Paul Karon - 1,187,365 shares

In addition, Paul Karon has today transferred 52,500 Share to The Karon Family Foundation, Inc, a charitable foundation to which neither Mr Karon nor any of his connected persons is a beneficiary.

For further information, please contact:

Investors & Analysts		
Julianne Jessup	Benfield	+44 (0)20 7578 7000
Robert Bailhache	Financial Dynamics	+44 (0)20 7269 7200
Media		
David Bogg	Benfield	+44 (0)20 7578 7000
Peter Rigby	Haggie Financial	+44 (0)20 7417 8989

Benfield is the world's leading independent reinsurance and risk intermediary. Its customers include many of the world's major insurance and reinsurance companies as well as government entities and global corporations. Benfield operates from more than 30 locations worldwide. The company is listed on the London Stock Exchange under the ticker symbol BFD.

www.benfieldgroup.com

This announcement is for information purposes only and does not constitute an offer or an invitation to acquire or dispose of any securities. Neither this announcement nor the information contained herein is an offer of securities for sale in the United States or in any other jurisdiction. The securities referred to herein have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the 'Securities Act') and may not be offered or sold in the United States absent registration under the Securities Act or an applicable exemption from registration. No public offering of the securities referred to herein will be made in the United States, the United Kingdom or elsewhere.

Merrill Lynch International has been and will be acting for the Company in connection with the Common Share Dealing Facilities and no one else and will not be responsible to anyone other than the Company for providing the protections offered to its clients nor for providing advice in relation to the above transaction. No representation or warranty, express or implied, is or will be made as to, or in relation to, and no responsibility or liability is or will be accepted by Merrill Lynch International or by any of its respective officers, servants or agents as to or in relation to the accuracy or completeness of this release, or any other written or oral information made available to any interested party or its advisers and any liability therefore is hereby expressly disclaimed.

CONFIDENTIAL

Benfield Group Limited

Extract of the Minutes of a Board meeting
held on Friday 30 September 2005
at 55 Bishopsgate London EC2N 3BD

Present:	D J Coldman	(Chairman)
	J L P Whiter	
In attendance:	D Walsh	(as Secretary)

1. Share Allotment

It was reported that, under the 2002 Incentive Plan, a total of 555 DSU's have vested and distributed in accordance with the Rules of the Plan. These DSU's are to be allotted as at 30 September 2005 to the individuals detailed below as Common Shares of £0.01 Each.

Resolved:

That the shares be allotted to the individuals concerned as follows:-

Kevin Vance (IVC: 25210) – 555 Common share of 1p each

The Secretary is to instruct the Registrars to issue the relevant share certificates.

....
Director

Benfield Group Limited

Extract of the Minutes of a Board meeting held on Friday 30 September 2005 at 55 Bishopsgate London EC2N 3BD

Present:	D J Coldman	(Chairman)
	J L P Whiter	
In attendance:	D Walsh	(as Secretary)

1. Share Allotment

It was reported that, under the Deferred Share Unit ("DSU") Plan, a total of 5,205 DSU's had vested and distributed in accordance with the Rules of the Plan. As at 30 September 2005 these DSU's are to be allotted to the following individuals as Common Shares of £0.01 Each:-

(IVC 25210) Kevin Vance – 5,205 Common Shares of 1p Each

Resolved:

That the shares be allotted to the individual(s) concerned.

The Secretary is to instruct the Registrars to issue the relevant share certificate(s).

....

Director